UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. —) *
Penn Treaty American Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
707874103

(CUSIP Number)
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 9, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS. Atlas Advantage Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		825,910

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		825,910

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	825,910

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS. Atlas Capital ID Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		78,915

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		78,915

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	78,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS. Atlas Capital L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		652,446

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		652,446

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,446

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS. Atlas Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,557,271

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,557,271

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,557,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA/HC

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS. RHA, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,557,271

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,557,271

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,557,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	707874103

1	NAMES OF REPORTING PERSONS. Robert H. Alpert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,557,271

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,557,271

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,557,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

Item 1. Security and Issuer.
     This statement relates to the common stock of Penn Treaty American Corporation. The address of the principal executive offices of the issuer is 2500 Legacy Drive, Suite 130, Frisco, Texas 75034.
Item 2. Identity and Background.
     The name of each person filing this statement and the place of organization or citizenship of such reporting person is stated in Items 1 and 6 on the cover pages hereto. The principal business of each of Atlas Advantage Master Fund, L.P., Atlas Capital ID Fund, L.P., Atlas Capital L.P. (collectively, the “Atlas Funds”) is making investments. Atlas Capital Management, L.P. is the general partner of, and serves as investment adviser to, Atlas Capital ID Fund and Atlas Capital, and also serves as an investment adviser to Atlas Advantage Master Fund. Because of the relationships described herein, Atlas Capital Management may be deemed to control the Atlas Funds and beneficially own securities owned by each of the Atlas Funds. The principal business of Atlas Capital Management is investment management. RHA, Inc. is the general partner of Atlas Capital Management and may be deemed to control Atlas Capital Management and each of the Atlas Funds and beneficially own securities owned by each of the Atlas Funds and Atlas Capital Management. The principal business of RHA is serving as the general partner of Atlas Capital Management. Robert H. Alpert (i) is the president and sole director of RHA and (ii) may be deemed to control each of the Atlas Funds, Atlas Capital Management and RHA and beneficially own securities owned by each of the Atlas Funds, Atlas Capital Management and RHA. The present principal occupation of Mr. Alpert is serving as the president and sole director of RHA. The address of the principal office or business address of each reporting person is 8214 Westchester Drive, Suite 650, Dallas, Texas 75225. During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.
Item 3. Source and Amount of Funds or Other Consideration.
     The reporting persons have acquired an aggregate of 1,557,271 shares of common stock of the issuer, which are reported herein, in multiple open market transactions for an aggregate purchase price of $3,438,170.43 (excluding commissions). The source of funds for the purchase of common stock of the issuer was the general working capital of the Atlas Funds.
Item 4. Purpose of the Transaction.
     The securities of the issuer covered by this statement were acquired by the reporting persons for investment purposes.
     On July 10, 2009, the Atlas Funds sent a letter to the board of directors of the issuer, expressing displeasure with the performance of the issuer’s board of directors and requesting, among other things, that most of the board resign and be replaced by representatives of major stockholders of the issuer by August 15, 2009. A copy of the letter is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
     On July 9, 2009, Mr. Alpert had a telephone conversation with the chairman of the board of directors of the issuer, wherein Mr. Alpert referenced the letter to be sent and the matters described therein.
     The reporting persons intend to have further discussions and other communications with the issuer’s management and members of the issuer’s board of directors regarding the subject matter of the letter attached hereto as Exhibit 99.1. The reporting persons may also communicate with other investors in the issuer. In the course of such communications with members of management, the board of directors and other investors, the reporting persons may suggest actions which relate to or could result in, among other things: (i) the acquisition or disposition by the reporting persons of securities of the issuer or other persons; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (iv) changes in the present board of directors or management of the issuer; (v) a material change in the present capitalization or dividend policy of the issuer; (vi) any other material change in the issuer’s business or corporate structure; (vii) changes in the issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the issuer by any person;

(viii) causing any class of the issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to those enumerated above.
     In addition, the reporting persons also intend to review their investment in the issuer on a continuing basis. Depending on various factors, including, without limitation, the issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the issuer’s board of directors, changes to the composition of the board of directors, price levels of the common stock and other securities, other investment opportunities available to the reporting persons, conditions in the securities market and general economic and industry conditions, the reporting persons may in the future take such actions with respect to their investment in the issuer as they deem appropriate including, without limitation, (i) making additional proposals which relate to or may result in additional changes in the board of directors and/or management of the issuer; (ii) purchasing additional securities of the issuer owned by such reporting person in open market or privately negotiated transactions; (iii) selling all or part of the securities of the issuer owned by such reporting person in open market or privately negotiated transactions; and/or (iv) one or more combinations of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.
     Except to the extent that the foregoing may be deemed to be a plan or proposal, neither of the reporting persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the reporting persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the issuer or the common stock thereof, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the reporting persons will take any of the actions set forth above.
Item 5. Interest in Securities of the Issuer.
     (a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto.
     (b) Number of shares as to which each reporting person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below:

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share (1)	of Transaction
5/13/2009	Atlas Advantage Master Fund, L.P.	5,375		$0.15	Open Market
5/13/2009	Atlas Capital ID Fund, L.P.	290		$0.16	Open Market
5/13/2009	Atlas Capital L.P.	1,835		$0.15	Open Market
5/15/2009	Atlas Advantage Master Fund, L.P.	18,775		$0.15	Open Market
5/15/2009	Atlas Capital ID Fund, L.P.	1,014		$0.15	Open Market
5/15/2009	Atlas Capital L.P.	6,408		$0.15	Open Market
5/19/2009	Atlas Advantage Master Fund, L.P.	717		$0.15	Open Market
5/19/2009	Atlas Capital ID Fund, L.P.	39		$0.15	Open Market
5/19/2009	Atlas Capital L.P.	244		$0.15	Open Market
6/2/2009	Atlas Advantage Master Fund, L.P.	1,182		$0.15	Open Market
6/2/2009	Atlas Capital ID Fund, L.P.	64		$0.15	Open Market
6/8/2009	Atlas Advantage Master Fund, L.P.	44,457		$0.15	Open Market
6/8/2009	Atlas Advantage Master Fund, L.P.		8,300	$0.15	Open Market
6/8/2009	Atlas Capital ID Fund, L.P.		6,246	$0.15	Open Market
6/8/2009	Atlas Capital L.P.		44,853	$0.15	Open Market
6/8/2009	Atlas Capital L.P.	14,942		$0.15	Private Transaction
6/11/2009	Atlas Capital L.P.	10,000		$0.15	Open Market
7/1/2009	Atlas Advantage Master Fund, L.P.		315,506	$0.21	Private Transaction
7/1/2009	Atlas Capital ID Fund, L.P.	25,762		$0.21	Private Transaction
7/1/2009	Atlas Capital L.P.	289,744		$0.21	Private Transaction

(1)     Excludes commission of $0.01 per share.
     Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.

     (d) Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the reporting persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 24.1, no reporting person has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer. To the knowledge of each reporting person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement

99.1	Letter to the board of directors of the issuer, dated July 10, 2009

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2009	ATLAS ADVANTAGE MASTER FUND, L.P.

	By:	Atlas Capital Management, L.P., its Investment Adviser
	By:	RHA, Inc., its General Partner

	By: Name:	/s/ Robert H. Alpert Robert H. Alpert
	Title:	President

July 10, 2009	ATLAS CAPITAL ID FUND, L.P.

	By:	Atlas Capital Management, L.P., its General Partner
	By:	RHA, Inc., its General Partner

	By:	/s/ Robert H. Alpert

	Name:	Robert H. Alpert
	Title:	President

July 10, 2009	ATLAS CAPITAL L.P.

	By:	Atlas Capital Management, L.P., its General Partner
	By:	RHA, Inc., its General Partner

	By:	/s/ Robert H. Alpert

	Name:	Robert H. Alpert
	Title:	President

July 10, 2009	ATLAS CAPITAL MANAGEMENT, L.P.

	By:	RHA, Inc., its General Partner

	By:	/s/ Robert H. Alpert

	Name:	Robert H. Alpert
	Title:	President

July 10, 2009	RHA, INC.

	By:	/s/ Robert H. Alpert

	Name:	Robert H. Alpert
	Title:	President

July 10, 2009	ROBERT H. ALPERT

	By:	/s/ Robert H. Alpert

	Name:	Robert H. Alpert

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement (furnished herewith)

99.1	Letter to the board of directors of the issuer, dated July 10, 2009 (furnished herewith)